Mail Stop 3010

May 11, 2009

VIA USMAIL and FAX (617) 236-3311

Mr. Michael E. LaBelle
Chief Financial Officer of Boston Properties, Inc.
Boston Properties Limited Partnership
Prudential Center, 800 Boylston Street, Suite 1900
Boston, Massachusetts 02199-8103

> **Re:** **Boston Properties Limited Partnership**
> **Form 10-K for the year ended December 31, 2008**
> **Filed on March 2, 2009**
> **File No. 000-50209**

Dear Mr. Michael E. LaBelle:

  We have reviewed your response letter dated April 13, 2009 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Financial Statements and Notes

Note 8 – Unsecured Exchangeable Senior Notes, pages 126 – 129

1. We read your response to comment four. Please confirm that you will disclose in future filings your consideration of SFAS 133 and EITF 00-19 with respect to the accounting for your capped call transaction.

***

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief